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                                                                    NEWS RELEASE

                                [GRAPHIC OMITTED]

CONTACT: Maggie Knack                                         (NASDAQ: NLCS)
         Director, Investor Relations
         952-829-3203
         mpknack@ncs.com


                        NCS TO BE ACQUIRED BY PEARSON PLC
               IN $2.5 BILLION MERGER; NCS SHAREHOLDERS TO RECEIVE
                               $73 CASH PER SHARE

         MINNEAPOLIS - JULY 31, 2000 - NATIONAL COMPUTER SYSTEMS, INC., (NCS) (NASDAQ: NLCS) a Minneapolis-based global information services company, and Pearson plc, a U.K.-based international media, publishing and education company, announced today that the two companies have entered into a definitive agreement under which NCS will be acquired by Pearson. The transaction is valued at about $2.5 billion. Under the terms of the agreement, which have been approved by the boards of directors of both companies, NCS shareholders will receive $73.00 per share in cash for the Company's outstanding shares of common stock. NCS' stock closed last Friday at $58.13.

         Pearson plc is an international media company with market leading businesses in education, strategic business information, international television production and consumer publishing, nearing $6 billion in revenue. NCS will become part of Pearson Education, a $2.7 billion division of Pearson plc, and the world's leading educational publisher, consisting of Addison Wesley Longman, Simon & Schuster, and other well known publishing brands. Pearson Education has leading positions in every major sector of educational publishing, including elementary and secondary schools, higher education, professional education, English Language Teaching (ELT), and educational technology, both in the U.S. and internationally.

         Pearson will commence a cash tender offer to purchase all of the outstanding shares of NCS common stock no later than August 7, 2000. Shares not tendered will be converted in a merger into the right to receive the same $73.00 per share in cash. Completion of the transaction is subject to customary conditions, including certain regulatory approvals. The companies expect the transaction to be completed sometime in September 2000.

         "This proposed merger is wonderful news for NCS shareholders, customers and employees," said Russ Gullotti, chairman, president and chief executive officer of NCS. "The merger of NCS and Pearson plc is an outstanding strategic and cultural fit. Both companies have a strong presence in the education market, and the core products and skills of the two businesses are remarkably complementary, but without direct overlap. The acquisition of NCS by Pearson allows for the kind of presence needed for both of us to continue our strong growth and maintain our market leadership positions.

         Also commenting on today's announcement, Marjorie Scardino, chief executive officer of Pearson plc, said "NCS is a superb company in its own right with a record of delivering consistently high levels of innovation and growth. Together, we can transform our business into one that can reach further and grow faster. We will lead in content, technology and testing, the three factors that are driving the education revolution around the world."

         Ms. Scardino continued, "Together, we can create the `intelligent classroom,' where teaching is customized so that each child learns in his own way, at his own speed, with constant assessment, feedback and help. Together, we can take the next great leap in education - adding applications and testing to curriculum and changing the way we teach and learn."

ABOUT NCS

        NCS was founded and began operation in Minnesota in 1962. The Company is a global information services company providing software, services, systems, and Internet-based technologies for the collection, management and interpretation of data. NCS serves important segments of the education, testing, assessment and complex data management markets. For nearly four decades, NCS has provided the technology, experience and quality customer services essential for improving customers' information systems.


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        Today, 75 percent of NCS' revenues come from the Education (primarily
K-12) market, and 25 percent comes from the Large-Scale Data Management (or non-Education) market. NCS is the nation's largest single provider of student, curriculum, instructional and financial management software for schools. NCS is also the nation's largest commercial processor of student assessment tests for K-12 schools and districts. This year NCS was one of four processors of the U.S. 2000 Census for the U.S. Census Bureau.

         Headquartered in Minneapolis (Eden Prairie), NCS has nearly 5,000 employees at 30 locations serving customers worldwide. The Company's web site address is www.ncs.com.

                                      # # #

Shareholders are advised to read the tender offer statement regarding the acquisition of NCS referenced in this press release, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by contacting the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's web site at WWW.SEC.GOV.

Any statements made about the Company's anticipated financial results or other forward-looking statements are subject to risks and uncertainties such as those described in Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended January 29, 2000. NCS' actual results may differ materially from anticipated results.



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July 31, 2000

DEAR EVERYONE AT NCS,

Greetings on behalf of everyone at Pearson. This is a wonderful day for us, and we hope you'll agree it's at least that good for NCS too. I have a habit of writing everyone in Pearson an e-mail any time we have something going on that I want them to hear straight from me rather than read it in the newspaper. This is certainly news I'm thrilled to be able to tell.

As you will have heard from Russ, we have agreed with your board of directors to merge NCS with Pearson Education, giving each of your shareholders $73 a share for his or her interest in NCS. This is at a big premium to the market price of NCS shares because we all see that together we can make a more exciting, able and valuable company than either of us could ever do alone.

In fact, there are going to be so many ideas springing up for our joint company, it's going to be hard not to address them, and even harder not to get going making them a reality. But we have a little time and a lot of work to go until the merger can be completed. Regulatory bodies have to agree. NCS's shareholders, a group which includes all of you, need to agree. You'll have a lot of questions in that period, some of which we will want very much to answer but won't be able to. Please bear with us and keep on thinking about the possibilities, not the problems. During this time I know you'll be hearing from Peter Jovanovich, who heads Pearson Education, and I hope you get a chance to get to know him. He's a talented, committed and thoroughly wonderful colleague.

Although it was utterly clear from the beginning of our meetings with NCS that our businesses fit together beautifully, the best surprise of getting acquainted was that we are also cultural matches. You may be tempted to think that we're a giant, European media company without much resemblance to you. But you'd be wrong.

More than half of Pearson's 23,000 people work in the United States. Even some of us who have migrated across the ocean have spent a fair amount of time in the U.S. (I'm a Texan, and don't you forget it.) We try hard in Pearson to communicate with each other as much as we can. We believe everyone in the company should be a shareholder, and we have a number of plans to get us there, including a company-wide annual bonus plan for everyone who works in Pearson. And we don't do well with people who can't laugh at themselves or people who think they're more important than their neighbor. And though we don't always get all this right, our aim is to be the best place in the world to work.

So I hope you'll recognize something of NCS in us, and something of the great promise of our two companies in the material you'll ultimately see about our combination. We can't tell how long the waiting process will take, but I hope you will join us in having enough enthusiasm for the possibility that you can keep focused on what we can achieve together.

I look forward to meeting every single one of you sooner or later. I may not accomplish that very soon, but I'll give it a try. My usual practice in these e-mails is to give my e-mail address so that I can answer (or get someone's help answering) any questions you have. In this case, I know you must have a million questions, so for those serious questions, write RGULLOTTI@NCS.COM. If you just want to say something nice or funny, write me at MARJORIE.SCARDINO@PEARSON.COM.

All the very best,

Marjorie

National Computer Systems, Inc. (NCS) shareholders are advised to read the tender offer statement regarding the acquisition of NCS, referenced in this employee announcement, which will be filed by Pearson plc and PN Acquisition Subsidiary Inc. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement, which will be filed by NCS with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of NCS, at no expense to them, by calling the information agent, Georgeson Shareholder Communications Inc. collect at (800) 223-2064. These documents also will be available at no charge at the SEC's website at www.sec.gov ((http://www.sec.gov))